                                                                       EXHIBIT 4


                                         5255 Yonge Street, Suite 1010
                                         Toronto, Ontario CANADA M2N 6P4
[COMMERCIAL CONSOLIDATORS CORP. LOGO]    Tel: (416) 512-8299 Fax: (416) 512-8229
                                         www.commercialconsolidator.com

FOR IMMEDIATE RELEASE (#20-2001)                              Cusip #: 20162E101


COMMERCIAL CONSOLIDATORS REPORTS RECORD SIX MONTH EARNINGS

TORONTO, OCTOBER 18, 2001 - COMMERCIAL CONSOLIDATORS CORP. (CCZ - CDNX & CJ9 - FRANKFURT) (the "Company"), is a diversified distributor of business technologies and consumer electronics to the Americas (North, South and Central).

Sales revenue increased 48% to $65.3 million for the six months ended August 31, 2001 from $44.1 million for the six months ended August 31, 2000. Net after tax earnings for the six months increased 22% to $4.10 million, or $0.23 per share, from $3.35 million, or $0.21 per share, for the same period last year.

The Company's financial results are summarized in the following table:

                                   Six months ended       Six months ended
                                    August 31, 2001       August 31, 2000
                                   ----------------       ----------------
                                                (in thousands)
Sales                                    $65,315                $44,073

Cost of sales                             51,919                 34,533

Gross Profit                              13,396                  9,540
Gross Margin                                20.5%                  21.9%

Expenses                                   8,192                  5,226
Income - before foreign
exchange, income taxes, and                5,204                  4,314
amortization
Income Margin                                8.0%                   9.8%

Net income                               $ 4,099                $ 3,354

Net earnings per share (basic)           $  0.23                $  0.21

The increases in sales and earnings for the quarter were driven by continued growth in our Wireless Products and Integrated Applications Divisions as well as by the continued integration of our December 2000 acquisition for our Computer Products Division.

Profit margins remained strong throughout the first six months of fiscal 2002 as the Company continues to realize the benefits of its diverse product lines in higher margin value-added products. The decrease in gross profit margin from the first six months of last year is attributable to the integration of our Computer Products Division, which historically generates slightly lower gross margins than the Company's other operating divisions.
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"We are pleased with our overall six-month performance" states Commercial
Consolidators Corp.'s Chief Executive Officer, Mr. Guy Jarvis. "Our results reflect the Company's continued growth as well as our commitment to stringent cost management and bottom-line profits."

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, computer systems and components and proprietary software) and consumer electronics to the Americas (North, South and Central). The Company has aggressively pursued strategic acquisitions, satisfying management's primary objectives, namely:

1. Focus on converging communication delivery devices, namely: televisions, computers, wireless products and proprietary software;
2. Leverage existing supply chain relationships from our expanding revenue base, to facilitate new distribution channels throughout the Americas;
3. Via acquisitions, provide turnkey solutions to our target customers through the selective expansion of complimentary product and service offerings; and
4. Alter our sales mix to focus on higher margin products, while maintaining an enviable standard of customer service and order fulfillment.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS



"Guy Jarvis"
/s/ Guy Jarvis
--------------
GUY JARVIS, Chief Executive Officer


THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED THE INFORMATION CONTAINED HEREIN